Positioned for Success Today…

Building for Success Tomorrow



EEI Financial Conference
May 22 – May 23, 2007

Pepco Holdings, Inc

Table of Contents

Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

PHI Overview



Pepco Holdings, Inc

Pepco Holdings, Inc

$8.6B LTM Revenues
$14.3B Total Assets
$5.6B Market Cap
1.8 Million Electric Customers
122,000 Gas Customers

Regulated Electric & Gas Delivery Business

pepco
A PHI Company

delmarva power
A PHI Company

atlantic city electric
A PHI Company

65% of Operating Income

Competitive Energy/ Other

conectiv energy

pepco Energy Services

PHI Investments

35% of Operating Income

Note: Financial and customer data as of March 31, 2007. Operating Income percentage calculations are for the twelve months ended March 31, 2007, net of special items. See appendix for details.

Pepco Holdings, Inc

Power Delivery - Business Overview

Combined Service Territory


Philadelphia
New Jersey
Wilmington
atlantic city electric
Maryland
Baltimore
Atlantic City
Dover
pepco
Washington D.C.
Delaware
Virginia
delmarva power
Salisbury
Virginia
N

Regulatory Diversity*


New Jersey 20%
Virginia 1%
District of Columbia 23%
Delaware 17%
Maryland 39%

Diversified Customer Mix*


Residential 35%
Commercial 46%
Government 10%
Industrial 9%

* Based on 2006 MWh Sales

Sales and Customer Growth by Utility

	Projected Average Annual Sales Growth 2006-2010*	Projected Average Annual Customer Growth 2006-2010
Potomac Electric Power Company	1.3%	0.8%
Delmarva Power & Light Company	0.7%	1.2%
Atlantic City Electric Company	2.2%	1.3%
Average Power Delivery	1.3%	1.1%

* Based on Weather Normalized Sales

Note: See Safe Harbor Statement at the beginning of today's presentation.

Sales, Customer and Usage Trends

Residential weather adjusted sales have trended downward, as compared to 2005, driven by lower usage per customer

- **Increased SOS supply cost and higher overall energy prices are having an impact**
- **Service territory economies are growing at a slower pace**



Weather Adjusted Metered Residential Sales
Change Versus Prior Year
3.00%
2.00%
1.00%
0.00%
-1.00%
-2.00%
-3.00%
2005
2006
Forecast 2007
WA Sales
No. of Customers
Usage per Customer

Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentation.

Infrastructure Investment Strategy



Construction Forecast *

(Dollars in Millions)	2007	2008	2009	2010	2011	5 Year Totals
Distribution:						
Customer Driven (new service connections, meter installations, highway relocations)	$ 175	$ 156	$ 161	$ 162	$ 168	$ 822
Reliability (facility replacements/upgrades for system reliability)	109	167	151	141	181	749
Load (new/upgraded facilities to support load growth)	98	72	59	92	122	443
Transmission	156	117	73	58	50	454
Gas Delivery	19	20	20	21	20	100
Information Technology	16	17	17	17	17	84
Corporate Support and Other	8	11	8	13	15	55
Total Power Delivery	$ 581	$ 560	$ 489	$ 504	$ 573	$2,707

Excludes Mid Atlantic Power Pathway (MAPP) and Blueprint projects.
Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Holdings, Inc

PHI's Proposed Mid-Atlantic Power Pathway (MAPP) Project

PHI has proposed a major transmission project to PJM:

- **230 mile, 500 kV line originating in northern Virginia, crossing Maryland, traveling up the Delmarva Peninsula and into southern New Jersey**
- **Significant 230 kV lines that support Maryland, Delaware and New Jersey**
- **Cost estimate as proposed - $1.2 billion; completion by 2014**



Newark
Deans
Trenton
Philadelphia
Cardiff
Wylie Ridge
Prexy
Pittsburgh
502
Morgantown
Bedington
Baltimore
Cedar Creek
Salem
Dennis
Steele
Kemptown
Doubs
Mt. Storm
Amos
Washington, DC
Burches Hill
Possum Pt.
Chalk Pt.
Calvert Cliffs
Vienna
Indian River
Loretto
Piney Grove
AP 500kV Approved / Proposal
AEP 765 kV Proposal
PHI 500 kV Proposal
PHI 230 kV Proposal
Power Plant
Substation

Status of the MAPP Project

- **PJM is currently evaluating the MAPP Project along with other major projects**
- **Expect PJM's decision late summer 2007**

Pepco Holdings, Inc

PHI Mid-Atlantic Power Pathway

Preliminary Cost

(Dollars in Millions)

	Pepco	Delmarva Power	Atlantic City Electric	Total
2007	$2	$2	$-	$4
2008	35	8	9	52
2009	75	105	6	186
2010	40	175	-	215
2011	18	210	5	233
2012	-	250	15	265
2013	-	135	30	165
2014	-	80	40	120
Total	**$170**	**$965**	**$105**	**$1,240**

Preliminary estimates reflect construction costs.
Recovery of costs is determined by PJM/FERC and will include more
than PHI customers in each jurisdiction.

Note: See Safe Harbor Statement at the beginning of today's presentation.

PHI's Blueprint for the Future

- **Responsive to customer expectations:**

  - Managing energy costs
  - Enhancing reliability
  - Protecting the environment

- **Includes significant investment:**

  - Advanced metering
  - Demand side management applications
  - Distribution automation
  - Customer information systems



- **Programs will provide the tools customers need to move into the future:**

Energy Efficiency	*Demand Response*	*Renewable Energy*
• Energy Star Appliance	• Smart Thermostat	• Net Energy Metering
• Efficient Heat Pumps	• Innovative Rate Structures	• Green Choice
• Efficient Lighting		

- **Filed in DE, MD and DC; filing in NJ later in 2007**

- **Multi-year effort across PHI service territory**

- **Regulatory support is essential**

Pepco Holdings, Inc

PHI Blueprint -
Preliminary Estimated Capital Cost and Timing [1]

(Dollars in Millions)

	2008	2009	2010	2011	2012 - 2014	Total
Pepco	$ 30	$ 72	$ 77	$ 79	$ 12	$ 270
Distribution Automation	4	6	8	4	2	
Automated Meter Infrastructure	20	55	58	64	10	
Meter Data Management System	5					
Smart Thermostat [2]	1	11	11	11		
Delmarva Power	$ 22	$ 64	$ 68	$ 46	$ 9	$ 209
Distribution Automation	1	4	8	6	6	
Automated Meter Infrastructure [3]	17	50	50	30	3	
Meter Data Management System	3					
Smart Thermostat [2]	1	10	10	10		
Atlantic City Electric	$ 10	$ 12	$ 12	$ 17	$ 116	$ 167
Distribution Automation	1	2	2	4	6	
Automated Meter Infrastructure	7	10	10	12	80	
Meter Data Management System	2					
Smart Thermostat [2]				1	30	
Total	$ 62	$ 148	$ 157	$ 142	$ 137	$ 646

(1)   Excludes CIS improvement

(2)   May be capitalized or expensed depending on program design

(3)   Includes electric and gas meters

Note: See Safe Harbor Statement at the beginning of today's presentation.

12

Power Delivery - Summary

Achieve →

+ **Regulatory Success**

+ **Customer Growth**

+ **Operational Excellence**

+ **Infrastructure Investments**

+ **Blueprint Implementation**

Deliver →

At Least 4% Annual Average Earnings Growth

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Holdings, Inc

Regulatory Highlights

- **Reasonable settlement approved in Delmarva Power gas distribution base rate case in Delaware**

- **Three electric distribution base rate cases underway:**
  - **Delmarva Power – Maryland**
  - **Pepco – Maryland**
  - **Pepco – District of Columbia**

- **Bill Stabilization Adjustment mechanisms proposed in each rate case ***

- **"Blueprint for the Future" filed in Delaware, Maryland and the District of Columbia; docket opened in Delaware**

- **FERC formula rates were filed on May 15 to become effective June 1, 2007:**

(Dollars per megawatt per year)	Current Rates 6/1/06 to 5/31/07	New Rates 6/1/07 to 5/31/08
Pepco	**$12,009**	**$13,063**
DPL	**$10,034**	**$13,780**
ACE	**$14,155**	**$19,995**

* See appendix for more information.

Delmarva Power DE Gas Distribution Rate Case Settlement

(Dollars in Millions)

	Delmarva Power Gas Case			
	DPL	**Staff**	**DPA**	**Settlement**
Pro Forma Rate Base	$238	$228	$213	N/A
Equity Ratio	46.90%	46.90%	46.90%	46.90%
ROE	11.00%	9.75%	9.70%	10.25%
BSA Recommended	Yes	No	No	No [1]
Revenue Requirement	$15.0	$6.6	$7.9	$9.0 [2]
Depreciation Expense Reduction	$0.0	$2.2	$0.0	$2.1

➢ Settlement approved March 20, 2007

➢ Rates in effect April 1, 2007

(1)   While a bill stabilization adjustment mechanism was not adopted, the parties to the settlement have agreed to participate in a generic statewide proceeding initiated by the Commission for the purpose of investigating decoupling mechanisms for electric and gas distribution utilities.

(2)   Includes the $2.5 million increase that was put into effect on November 1, 2006.

Pepco Holdings, Inc

Electric Distribution Rate Cases as Filed

(Dollars in Millions)	Pepco		Delmarva Power
	District of Columbia	Maryland	Maryland
Filing Date	12/12/06	11/17/06	11/17/06
Rate Base as Filed	$981	$885	$272
Equity Ratio	46.55%	46.55%	47.95%
ROE with BSA[1]	10.75%	11.00%	11.00%
ROE without BSA	11.00%	11.25%	11.25%
Request with BSA	$46.2	$47.4	$18.4
Request without BSA	$50.5	$55.7	$20.3
Residential Total Bill % Increase[2]	7.8%	3.9%	3.4%
Expected Timing of Decision	9/07	6/07	6/07
Case No./Docket No.	1053	9092	9093

(1)   BSA = Bill Stabilization Adjustment Mechanism
(2)   Without BSA

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco MD Distribution Rate Case Summary Positions Based on Briefs (1)

(Dollars in Millions)

	Pepco Maryland Electric Case		
	Pepco	**Staff**	**OPC**
Adjusted Rate Base	$885	$823	$897
Equity Ratio	47.69%	47.69%	28.55%
ROE	10.75%	10.50%	8.97%
BSA Recommended	Yes	Yes	See note (2)
Revenue Requirement	$42.8	$7.4	($46.7)
Depreciation Expense Reduction	$10.0	$31.0	$53.3

(1) Positions are based on the adjustments proposed in briefs filed by the parties on May 4, 2007.

(2) OPC does not recommend or reject the BSA. However, their revenue requirement recommendation assumes adoption of the BSA, and their ROE recommendation has been lowered by 81 basis points.

DPL MD Distribution Rate Case Summary Positions Based on Briefs (1)

(Dollars in Millions)

	DPL Maryland Electric Case		
	DPL	**Staff**	**OPC**
Adjusted Rate Base	$267	$255	$272
Equity Ratio	48.63%	48.63%	31.44%
ROE	10.75%	10.50%	8.97%
BSA Recommended	Yes	Yes	See note (2)
Revenue Requirement	$18.4	18.4 (3)	($2.1)
Depreciation Expense Reduction (Increase)	($4.7)	($4.7)	$10.6

(1) Positions are based on the adjustments proposed in briefs filed by the parties on April 27, 2007.

(2) OPC does not recommend or reject the BSA. However, their revenue requirement recommendation assumes adoption of the BSA, and their ROE recommendation has been lowered by 81 basis points.

(3) Staff's overall recommended revenue requirement is $21.2 million, reduced for a cost of removal component of depreciation expense to be calculated by DPL or alternatively reduced by $6.5 million. DPL calculates a $2.8 million reduction bringing Staff's revenue requirement to $18.4.

Pepco Holdings, Inc

Electric Distribution Rate Cases - Timeline

	Pepco		Delmarva Power
	District of Columbia	Maryland	Maryland
Staff/OPC Testimony	5/25/07	3/7/07	3/7/07
Rebuttal, Cross Rebuttal Testimony	6/11/07	4/2/07	4/2/07
Evidentiary Hearings	6/26-29/07	4/12-13,16/07	4/5-6,9/07
Initial Briefs	7/25/07	5/4/07	4/27/07
Reply Briefs	8/3/07	5/15/07	5/9/07
Expected Timing of Decision	Mid-Sept.	Mid-June	Mid-June

Note: See Safe Harbor Statement at the beginning of today's presentation.

Regulatory Summary

- **Resources are in place to effectively manage and successfully complete distribution base rate cases**

- **Return to more stable regulatory and legislative environments in MD and DE; new PSC Chairman and Commissioners recently named in MD**

- **Reasonable outcome in settled Delmarva Power gas distribution case in DE**

- **MD and DC distribution rate case schedules on track for resolution in 2007**

- **Transition to competitive default supply markets complete in MD, DC, DE and NJ**

- **Reasonable default service deferral programs in place in MD and DE**

- **Filings made in DE, MD and DC to implement PHI Blueprint**

- **Continued focus on maintaining constructive relationships with regulators**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Business Overview

An Eastern PJM, mid-merit focused business.

Conectiv Energy Generating Facilities



2006 Capacity (4,182 MW)



- Peaking Units, 15%
- Units Under Contract, 12%
- Coal, 8%
- Oil-Fired Steam, 13%
- Gas Combined Cycle, 53%

Financial

Property, Plant & Equipment – 12/31/06	$1,289 M
2005 Earnings	$ 48 M
2006 Earnings	$ 47 M
Total Inter-Company Debt	$ 690 M

Strengthening PJM Market

- Supply and demand are coming back into balance in eastern PJM.

- The PJM auction for capacity for 2007/08 planning period was held in mid-April.

    - Eastern MAAC: $198/MW-Day (all units except Bethlehem)
    - Southwest MAAC: $189/MW-Day
    - Balance of Pool: $41/MW-Day (Bethlehem)

    ~ 2008/09 Auction will be held in July; 2009/10 Auction will be held in October

- Forward gas spark spreads have improved over the past year.

- Development of "Neptune" and "VFT" transmission projects are expected to remove substantial amounts of energy from Eastern PJM to New York.

These market developments are expected to add value to Conectiv Energy's assets.

Note: See Safe Harbor Statement at the beginning of today's presentation.

22

Gross Margins



Merchant Generation and Load Service Gross Margins

Energy Marketing Gross Margin		2005	2006	2007	2008
	Forecast	$15-$25	$15-$25	$15-$25	$15-$25
	Actual	$11	$25		

Note: See Safe Harbor Statement at the beginning of today's presentation.

Gross Margin Drivers

2007 gross margins
should be higher:

↑ Higher capacity prices

↑ Improved margins on standard product hedges

↑ Higher output, reflecting improved supply/demand fundamentals

↑ Re-pricing of default electricity supply contracts

↓ Ancillary services revenue

2008 gross margins
should continue to increase:

↑ Capacity prices are in effect for full calendar year

↑ Improved margins on standard product hedges

↑ Additional re-pricing of default electricity supply contracts

↔ No material increase in output

↓ Lowered margins from fuel hedges

Note: See Safe Harbor Statement at the beginning of today's presentations.

Generation Projects

- **Committed Project**
  - *Stand-alone CT Project(s)*
    - 100 MW dual fuel combustion turbine at new or existing site in PJM East based on GE LMS100 technology – very flexible and efficient CT unit
    - $75 million; commercial operation as early as 2009

- **Potential Projects**
  - *Delaware RFP Response*
    - Bid submitted in response to Delmarva RFP in Delaware
    - 180 MW, dual fuel combined cycle plant at existing Hay Road site
    - $140 - $160 million cost, 2011 commercial operation date

  - *Delta Site*
    - Utilizes combustion turbines in inventory
    - 540 MW dual fuel combined cycle plant at new Delta, PA site (air permits received)
    - $350 - $400 million cost, 2010-2012 commercial operation date

Note: See Safe Harbor Statement at the beginning of today's presentation.

Impact of Delaware Multi-Pollutant Regulations

Range of Potential Compliance Options

	Potential Solution – Using New Technology		Existing Technology	
	2009	**2012**	**2009**	**2012**
Units 3 & 4 SO$_2$ NOx Mercury	TRONA Hybrid SNCR Carbon Injection	Nothing Additional	Same as first option	Wet Scrubbers SCR
Unit 5 SO$_2$ NOx	Low Sulfur Oil Hybrid SNCR	--	Same as first option	SCR
Capital Cost	$50 M		$250 M	

Schedule	
Jan – May	Unit testing and Modeling for TRONA and Hybrid SNCR
June	Finalize Compliance Plan
July	Submit Plan to DNREC

Compliance may require a combination of elements from both options. The economic viability of the units at a high level of expenditures is being evaluated.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Energy Services – Business Overview



- PES provides retail energy supply and energy services to commercial and industrial (C&I) customers

- Retail electric supply is PES's main business driver
  - Complements PHI's regulated utility business; opportunity to serve customers who choose to shop

- Additional product offerings differentiate PES from its competitors and provides additional earnings
  - Retail natural gas supply
  - Energy efficiency services

- PES also owns:
  - 800 MW of peaking generation in Washington, DC
  - 2 transmission and distribution construction/service companies serving utility and infrastructure needs



PES Retail Electric Supply Markets

Independent System Operator
- ▨ PJM
- ▨ New York ISO
- ▨ New England ISO



Pepco Energy Services
1st Quarter 2007 Update



Electric Contract Signings
(million MWh)



Load Served
(MW)



Retail Electric Backlog - Year of Delivery
(millions MWh)

- **1st quarter contract signings**
  - above rate in Q1 2004 and 2005
  - below 2006 activity, which benefited from exceptional market conditions

- **Average new contract length remains approximately 1.5 years**

- **Rolling 12-month retention rate at 67%**

- **Now serving over 3,700 MW of load, an increase of 92% over 1st quarter 2006**

- **1st quarter 2007 estimated backlog of 30 million MWh, an increase of 45% from prior year**

- **Contract backlog provides longer-term stability**

- **Solid foundation for continued growth**

28

Pepco Energy Services
1st Quarter 2007 Update



- **PES is now the 4th largest retail marketer in the U.S, up from 5th largest in the previous survey**

Marketer	Market Share	MW Under Contract	Markets
1 - Constellation NewEnergy	22%	16,700	National, Canada
2 - Reliant Energy	12%	9,460	Texas, PJM
3 - Hess Corp	6%	4,300	Northeast, Mid-Atlantic
4 - Pepco Energy Services	**5%**	**4,070**	**PJM, NYISO**
5 - SUEZ Energy Services	5%	3,925	National
6 - Sempra Energy Solutions	5%	3,600	National
7 - Strategic Energy	4%	3,225	National

KEMA Retail Marketer Survey, February 2007

Pepco Energy Services	Q1 2007	2006	2005
Dollars in millions			
Revenue	$510	$1,669	$1,488
Gross Margin	$22	$138	$130
Net Income	$2.6	$20.6	$25.7
Impairments	-	$13.7	-
Net Income without Impairments	$2.6	$34.3	$25.7

- **1st quarter 2007 results were in line with expectations**

- **2006 results benefited from one-time gains on sale of excess supply and more favorable supply costs**

PHI Financial Performance

Actual Earnings Per Share

Earnings Per Share Excluding Special Items

Quarter Ended March 31,			Quarter Ended March 31,	
2007	2006		2007	2006
$0.17	$0.20	Power Delivery	$0.17	$0.20
$0.10	$0.09	Conectiv Energy	$0.10	$0.05
$0.01	$0.03	Pepco Energy Services	$0.01	$0.05
$0.06	$0.05	Other Non-Regulated	$0.06	$0.05
($0.07)	($0.08)	Corporate & Other	($0.07)	($0.08)
$0.27	$0.29	**Total PHI**	$0.27	$0.27

Note: Management believes the special items are not representative of the Company's ongoing business operations. See Appendix for details.

1st Quarter 2007 Financial Performance - Drivers

1st Quarter 2006 Earnings Per Share Excluding Special Items	**$0.27**

Power Delivery
- Network Transmission Rate True-up   (0.05)
- Weather   0.04
- Standard Offer Service Margin   (0.02)
- Operation and Maintenance Expense   (0.02)
- Other, net   0.02

Conectiv Energy
- Merchant Generation & Load Service   0.05
- Energy Marketing   0.01
- Operating Costs, net   (0.01)

Pepco Energy Services
- Retail Energy Supply   (0.04)

Other, net   0.02

1st Quarter 2007 Earnings Per Share Excluding Special Items	**$0.27**

Note: See appendix for details.

PHI - Financial Objectives

- **Deliver Value**

  - ➤ Achieve average annual utility earnings growth of at least 4%

  - ➤ Continue growth of competitive energy businesses to supplement utility earnings

  - ➤ Grow dividend commensurate with utility earnings growth

- **Strengthen Financial Position**

  - ➤ Achieve and maintain an equity ratio in mid-40% area by the end of 2008

  - ➤ Achieve and maintain a PHI corporate credit rating of BBB+/Baa1 or higher

  - ➤ Maintain liquidity position to provide financial flexibility

  - ➤ Achieve supportive regulatory outcomes

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Holdings, Inc

Construction Expenditures –
Driver of Earnings Growth



Construction Expenditures [1]

Millions

2006 Actual [2]	Competitive $26 / Distribution $365 / Transmission $116	**$507**
2007	Competitive $74 / Distribution $425 / Transmission $156	**$655**
2008	Competitive $104 / Distribution $443 / Transmission $117	**$664**
2009	Competitive $50 / Distribution $416 / Transmission $73	**$539**
2010	Competitive $99 / Distribution $446 / Transmission $58	**$603**
2011	Competitive $185 / Distribution $523 / Transmission $50	**$758**

■ Transmission ■ Distribution □ Competitive

(1) Excludes Mid-Atlantic Power Pathway (MAPP) and Blueprint projects. Includes increased capital spending approved in the 1st quarter 2007 for new combustion turbine power plant at Conectiv Energy.

(2) Construction expenditures include cash and accruals.

Note: See Safe Harbor Statement at the beginning of today's presentation.

33

Potential Additional Construction Expenditures

Rate Base Related

- **MAPP Project**
  - FERC authorized ROE is 11.3% for new facilities, AFUDC earned during construction
  - Estimated project total of $1.2 billion spent 2008 - 2014

- **Blueprint**
  - Assumes reasonable regulatory returns on investment
  - Estimated project total of $650 million spent 2008 – 2014

Compliance Related

- **Conectiv Energy's compliance with Delaware's Multi-pollutant regulations – up to $200 million (in addition to the $50 million in the construction budget) spent 2008 – 2011**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Net Cash from Operating Activities vs. Construction Expenditures and Dividends



Net Cash from Operations   **Dividends** [3]   **Construction Expenditures**

(1) Adjusted cash from operations. See appendix for reconciliation.

(2) Cash from operations reflects various inputs, including regulatory and energy price assumptions that impact the utilities and competitive energy businesses.

(3) Dividend amount is based on the current annualized dividend rate of $1.04 per share. The dividend level is reviewed quarterly by the Board of Directors

NOTE: See Safe Harbor Statement at the beginning of today's presentation.

Opportunities and Challenges

We recognize the challenges…

- **Regulatory environment**
  - **History of constructive results**
  - **Experienced regulatory team staffed to effectively manage multiple cases**

- **Lower Power Delivery sales growth**
  - **Proposed Bill Stabilization Adjustment mechanism "decouples" revenue from per unit consumption**

And the opportunities…

- **Rate case contributions**
- **Higher utility infrastructure investments (T&D)**
- **Implementation of PHI's Blueprint**
- **Stable service territory with organic growth**
- **Recovery of the PJM wholesale energy market and implementation of the Reliability Pricing Model (Conectiv Energy)**
- **Continued C&I load growth and measured expansion (Pepco Energy Services)**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Holdings, Inc

Why Invest in PHI?

- *Stable Earnings Base* - Derived primarily from regulated T&D utility businesses

- *Earnings Growth Potential* - Driven by constructive regulatory outcomes, T&D utility infrastructure investments and competitive energy businesses

- *Secure Dividend* - Current dividend yield is 21% higher than the average dividend yield for companies in the S&P Electric Utilities index[*]

* Pricing data as of May 15, 2007

Note: See Safe Harbor Statement at the beginning of today's presentation.

Appendix

PHI Mid-Atlantic Power Pathway

Preliminary Timeline


Cardiff
Salem
Dennis
Steele
Burches Hill
Vienna
Indian River
Chalk Pt
Possum Pt.
Calvert Cliffs
Loretto
Piney Grove
2010
Possum Point to Calvert Cliffs
2012
Calvert Cliffs to Indian River
2012
Vienna to Steele
2014
Vienna to Loretto to Piney Grove
2014
Indian River to Salem
2014
Dennis to Cardiff

- Most of the line would be built either on, or parallel to, existing right of way
- 52 miles would use existing towers
- Much of the route is along established transmission corridors through relatively rural areas

Note: See Safe Harbor Statement at the beginning of today's presentation.

Infrastructure Investment Strategy – Major Transmission Projects in PJM's RTEP

	Utility	Scheduled In Service	Prior to 2007	Forecast 2007-11 (Dollars in Millions)	Project Total
New 230 kV Transmission Line and Substation to replace BL England Plant	ACE	Dec 2007	$ 27	$ 48	$ 75
New Alloway 500/230 kV Transmission Substation to alleviate PJM System overload contingency problem	ACE	May 2008	1	68	69
Transmission upgrades at the Red Lion/Kenney 500kV Substation and replacement of 230kV breakers, to relieve area congestion	DPL	Brkr - Dec 2008 Subst- May 2009	-	16	16
Southern New Castle County Family of Projects to convert several 69kV lines and substations to 138kV	DPL	June 2007	15	4	19
New Magnolia Area 138/25kV Substation- Transmission Line Portion	DPL	June 2010	-	12	12
New 230/69kV Transmission Substation at Cool Springs	DPL	June 2010	-	13	13
New 230 kV underground Transmission Lines between Palmers Corner, MD and Blue Plains, MD/DC to replace the transmission capability of Mirant's Potomac River Plant, which may be closed	Pepco	May 2007	27	54	81
Add 2nd 500/230kV Transformer at Brighton Substation	Pepco	June 2009	-	38	38
Upgrade Tower & Lines at Dickerson-Quince Orchard	Pepco	June 2011	-	20	20
Major Transmission Projects			**$ 70**	**$ 273**	**$ 343**
Other Transmission (Approximately 100 projects between $1 to $10 million each)	All			181	
Transmission Projects *				**$ 454**	

Projects included in the Regional Transmission Expansion Plan (RTEP) mandated by PJM Interconnection.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Default Service Deferral Programs

(Dollars in Millions)

	MD - Pepco	MD - DPL	DE - DPL
Date of Supply Rate Increase	7/1/06	7/1/06	5/1/06
Total Bill Increase for Residential	39%	35%	59%
Rate Phase-In Period	12 months	12 months	13 months
Recovery Period	18 months	18 months	17 months
Recovery Begins	6/1/07	6/1/07	1/1/08
% of Participating Eligible Customers	2%	1%	47%
Estimated Maximum Deferral Balance	$1.4	$0.2	$51.4
Estimated After-Tax Interest Expense (1)	-	-	$3.0
Deferral Balance as of 3/31/07	$2.1	$0.4	$36.1

(1)   Incurred over the rate deferral and recovery period (37 months in DE)

Maryland and Delaware are transitioning to a bidding process that results in more price stability

Note: See Safe Harbor Statement at the beginning of today's presentation.

41

Bill Stabilization Adjustment Mechanisms

- **Under bill stabilization adjustment mechanisms, revenue is "decoupled" from unit sales consumption and is tied to the growth in number of customers**

  - **Eliminates revenue fluctuations due to weather and changes in customer usage patterns**

- **Benefits of bill stabilization mechanisms:**

  - **Utility revenue will be more predictable and better aligned with costs**

  - **Utilities will be better able to recover fixed costs**

  - **Customer bills will be more stable**

  - **Disincentives towards energy efficiency programs are reduced**

Bill Stabilization Adjustment Mechanism - Example

Distribution Sales and Revenue

Illustrative Data

	Test Year	Rate Year		
		Mild Weather	**Normal Weather**	**Severe Weather**
Residential Sales - MWh	6,000,000	5,785,500	6,090,000	6,394,500
Residential Customers	500,000	507,500	507,500	507,500
Normal Rate Process				
Approved Residential Revenues (1,000's)	$ 150,000	$ 144,638	$ 152,250	$ 159,863
Bill Stabilization Process				
Initial Residential Revenues (1,000's)	$ 150,000	$ 144,638	$ 152,250	$ 159,863
Bill Stabilization Adjustment (1,000's)		$ 7,613	$ -	$ (7,613)
Total Revenue (1,000's)		$ 152,250	$ 152,250	$ 152,250
Approved Revenue per Customer	$ 300	$ 300	$ 300	$ 300

Update on Delaware Multi-Pollutant Regulations

Regulations

- Final regulations issued on November 15
- Impacts plants fueled with coal and residual (No. 6) oil
- Requires plants to meet specific emission levels for NO_x, SO_2, and mercury
- Reductions to occur in two stages, 2009 and 2012 (2013 for mercury)

Impact on Conectiv Energy

- Affects Edge Moor Units 3 and 4 (260 MW coal-fired) and Unit 5 (445 MW oil-fired)
- Will require significant reductions in emissions from affected units

Status

- Conectiv Energy, NRG and the City of Dover filed appeals with the Environmental Appeals Board and complaints with the Delaware Superior Court in late 2006
- Decision on appeal and complaint may take 12 months

Hedge Update

Percentage of Total Merchant Generation & Load Service

2006 Gross Margins by Source



Fuel Switching (1%)
Ancillary Services (10%)
Hedging and Load Service (24%)
Capacity (7%)
Locational Value (7%)
Energy (51%)

On Peak Power Hedges (MWh basis)		
Hedge Period	**Target**	**3/31/07**
Months 1-12	50-100%	119%
Months 13-24	25-75%	85%
Months 25-36	0-50%	64%

Expected generation output is well hedged for 2007. Other products such as locational value and ancillary products can only be partially hedged.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Projected Capital Expenditures

Dollars in Millions	2007	2008	2009	2010	2011
"Base" Amount	$14	$15	$16	$19	$15
Environmental					
- DE Multi-Pollutant	14	17	1	10	8
- Other	2	3	3	-	5
Growth					
- New Combustion Turbine	25	46	4	-	-
- Delta Site (Total Cost - $350)	-	12	15	61	147
Total	**$55**	**$93**	**$39**	**$90**	**$175**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Reconciliation of Operating Income

Reported Operating Income Reconciled to Operating Income Excluding Special Item

For the twelve months ended March 31, 2007

(Dollars in Millions)

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corporate & Other	PHI Consolidated
Reported Segment Operating Income	$458.1	$113.6	$29.5	$83.1	$7.7	$692.0
Percent of operating income	*66.2%*	*16.4%*	*4.3%*	*12.0%*	*1.1%*	*100.0%*
Special Item included in Operating Income						
Impairment loss on energy services assets			12.6			12.6
Operating Income excluding Special Item	$458.1	$113.6	$42.1	$83.1	$7.7	$704.6
Percent of operating income excluding special item	*65.0%*	*16.1%*	*6.0%*	*11.8%*	*1.1%*	*100.0%*

Note: Management believes the special item is not representative of the Company's ongoing business operations.

Reconciliation of Earnings Per Share

GAAP EPS to EPS Excluding Special Items

	Three Months Ended March 31	
	2007	**2006**
Reported (GAAP) Earnings per Share	$ 0.27	$ 0.29
Special Items:		
Gain on disposition of interest in a co-generation facility	-	(0.04)
Impairment loss on energy services assets	-	0.02
Net Earnings per Share, excluding Special Items	$ 0.27	$ 0.27

Note: Management believes the special items are not representative of the Company's ongoing business operations.

Pepco Holdings, Inc

Reconciliation of Net Cash from Operations

> **GAAP Net Cash from Operating Activities to Adjusted Net Cash from Operating Activities**

Dollars in Millions

	2006
Reported (GAAP) Net Cash from Operating Activities	$ 203
Adjustments:	
Change in margin deposits	212
IRS Mixed Service Cost income tax payment	121
ACE generation assets sale income tax payment	30
Mirant PPA settlement income tax payment	18
Pre-merger tax settlement payment	18
Current year tax payments on 2005 gains from asset sales	30
Regulatory deferred costs under recovery	32
Proceeds from Mirant Settlement	(70)
Adjusted Net Cash from Operating Activities	$ 594

Note: Management believes the adjustments are not representative of the Company's ongoing business operations.